Shareholder Update


Annual Meeting Results
An annual meeting of the Funds shareholders was held on September 5, 2002. Each matter voted upon at that meeting, as well as the number of votes cast for, against or withheld, the number of abstentions, and the number of broker non-votes with respect to such matters, are set forth below.


(1)  The Fund's preferred shareholders elected the following directors:

			Shares 		Shares Withholding
			Voted For	Authority to Vote

Roger A. Gibson		   440			-
Leonard W. Kedrowski	   440			-



(2) The Fund's preferred and common shareholders, voting as a class, elected the following directors:

    			Shares 		Shares Withholding
			Voted For	Authority to Vote

Andrew M. Hunter III(a)	5,178,089		    67,930
John M. Murphy, Jr.	5,178,089		    67,930
Richard K. Riederer	5,176,589		    69,430
Joseph D. Strauss	5,176,424		    69,595
Virginia L. Stringer	5,176,424		    69,595
James M. Wade		5,178,089		    67,930

(a)Andrew M. Hunter III tendered his resignation from the board of directors, effective December 2002.



(3) The Funds preferred and common shareholders, voting as a class, ratified the selection by a majority of the independent members of the Funds board of directors of Ernst and Young LLP as the independent public accountants for the Fund for the fiscal year ending December 31, 2002. The following votes were cast regarding this matter:

	Shares Voted	Shares Voted			Broker
	For		Against		Abstentions	Non-Votes
	 5,177,021	30,176		39,262		    --


(4) The Funds preferred and common shareholders, voting as a class, approved a plan of liquidation and dissolution for the Fund, providing for the sale of all of the assets of the Fund and the distribution of the proceeds to Fund shareholders on or shortly before April 15, 2003. The following votes were cast regarding this matter:

Shares Voted	Shares Voted			Broker
"For"		"Against"	Abstentions	Non-Votes
3,004,165	 56,896		91,499		 2,093,532